Exhibit 4.13

Private and Confidential Mr Paul Drechsler 17 Ardbeg Road London SE24 Subject to Contract Without Prejudice	Lord Trotman Chairman ICI 20 Manchester Square London W1U 3AN T. +44 (0)20 7009 5000 F. +44 (0)20 7009 5732 www.ici.com

17 June 2003

Dear Paul

I am writing on behalf of Imperial Chemical Industries PLC (the Company) to set out the following terms that will apply in relation to the termination of your employment with the Company:

1. Your employment with the Company terminated on 16 June 2003 (the Termination Date). Arrangements have been set in hand for the issue of your Form P45 as soon as reasonably practicable after the Termination Date.

2. The Company will pay to you as compensation for the early termination of your employment within five working days of the later of (i) the date on which the Company receives a copy of this compromise agreement duly countersigned by you and, in respect of Schedule 1, your lawyer, and (ii) the issue to you of your P45 the sum of £124,285.00 in addition to a payment of £3,960.00 in respect of your accrued entitlement to a holiday bonus on a pro rata basis. This payment will be made less required deductions for tax at the basic rate and any applicable employee National Insurance contributions. The Company will withhold the sum of £60,000 from the payment referred to in this paragraph 2 pending confirmation from the Inland Revenue as to whether a payment of £30,000 can be made free of tax and confirmation as to whether a further portion of the payment is exempt from tax on the basis of your period of service overseas (and the Company agrees to use all reasonable endeavours to expedite a response from the Inland Revenue). If such confirmation is given the full sum withheld will be released to you as soon as reasonably practicable thereafter (and if such confirmation is not given the net amount will be released to you as soon as reasonably practicable thereafter).

3.

(a)	On the date that falls ten working days after the end of each of four consecutive monthly periods (the first monthly period beginning on 1 November 2003 and the last monthly period ending on 29 February 2004) and also on the date that falls ten working days after the end of the period beginning on 1 March 2004 and ending on 23 March 2004 (each a Monthly Period), you will become entitled to, and the Company will make you a further payment equal to the gross salary (calculated by reference to your salary at the Termination Date and including for the avoidance of doubt the applicable London Weighting Allowance) that would have been paid to you in respect of that Monthly Period had your employment not terminated, reduced by (i) the gross amount certified or determined in respect of that Monthly Period in accordance with this paragraph 3 and (ii) an amount equal to required deductions for tax at the basic rate and employee National Insurance contributions and (iii) any payments made to you in respect of disability benefits as described in Schedule 3 to this agreement.

(b)	You will ensure that the Company’s Executive Vice-President Human Resources (or in his absence the Company Secretary) receives (by post or by fax), no later than three working days after the end of each Monthly Period, a certificate in the form of Schedule 2 to this letter signed by yourself, setting out true and complete details of the gross amount of any employment, consultancy or equivalent income (including full details of any benefits, other than in relation to the provision of a company car or an allowance in lieu thereof, or replacement pension, life, disability or health insurance arrangements) received by you or on your behalf in relation to (or promised to you or on your behalf in relation to) the Monthly Period in question. If no such income or benefits as are described in this sub-paragraph 3(b) have been received by you, or provided to you or on your behalf, the same should be confirmed on the certificate.

(c)	The value of any benefits as referred to in sub-paragraph 3(b) above shall be determined in good faith by the Company, where appropriate on actuarial advice and using reasonable actuarial assumptions. For the avoidance of doubt, no valuation will be made in respect of, and there shall be no deduction from the Monthly Payment in relation to the provision to you of a company car or the provision of an allowance in lieu thereof, or replacement life, disability or health insurance arrangements or pension arrangements or the grant of share options to you.

(d)	You acknowledge and agree that should you fail without a reasonable excuse to submit a certificate in accordance with the requirements set out in paragraph 3(b) above, no sum will be payable to you in relation to the Monthly Period in question.

4. You:

(a)	acknowledge and agree that you are under a legal duty to mitigate any loss arising as a result of the termination of your employment;

(b)	agree that should you enter into any employment, consultancy or equivalent arrangements on or prior to 23 March 2004 you will not seek to structure these arrangements with the purpose of maximising the payments to you pursuant to paragraph 3 or the continuance of the benefits provided to you pursuant to paragraphs 6, 7 and 8; and

(c)	represent and warrant that as at the date you sign this letter you have neither agreed to take employment with or provide consultancy or similar services to any person, firm, company or organisation nor received any offer of such employment or to provide such services.

5. The Company will procure that you are credited with an additional period of service until 23 March 2004 within and for the purposes of the Senior Executive Section of the ICI Pension Fund in respect of all your benefits pursuant to that Fund and that an appropriate statement confirming your benefits thereunder is sent to you as soon as reasonably practicable after the Termination Date.

6. The Company will procure that you (and your family) are eligible to continue to participate in the Company’s private health insurance arrangements subject to the terms and conditions of such applicable arrangements (including any requirement to produce appropriate medical evidence as required) on the same basis as immediately prior to the termination of your employment until the earlier of:

(a)	23 March 2004; and

(b)	the date on which you become eligible to receive equivalent benefits from an alternative employment, consultancy arrangement or similar engagement.

7. The Company will arrange for life/disability insurance cover to be maintained for you on the basis set out in Schedule 3 until the earlier of:

(a)	23 March 2004; and

(b)	the date on which you become eligible to receive benefits in relation to life/disability insurance from an alternative employment, consultancy arrangement or similar engagement.

8. The Company will procure that you can retain your existing company car until the earlier of:

(a)	23 March 2004; and

(b)	the date on which you become eligible to receive a company car (or a car allowance) from an alternative employment, consultancy arrangement or similar engagement.

During the period when your existing company car is retained by you, the Company will continue to pay all running and maintenance costs on the current basis.

9. You acknowledge and agree that:

(a)	all outstanding awards made to you under the Company’s Performance Growth Plan; and

(b)	all outstanding options under the Company’s 1994 UK Sharesave Scheme will be treated as having lapsed with immediate effect on the Termination Date.

10. In relation to all outstanding options under the Company’s Senior Staff Share Option Scheme 1994 the Company will procure that the Board of Directors exercises its discretion to permit you to continue to exercise (for a period of two years from the Termination Date) any such options which had, prior to the Termination Date, already become exercisable, subject to and in accordance with the rules of that scheme. All other options granted under the Company’s Senior Staff Share Option Scheme 1994 will be treated as having lapsed with immediate effect on the Termination Date.

11. The Company will procure that you are covered under the Company’s Directors and Officers insurance cover in respect of the period for which you were a director of the Company or a Group Company in accordance with the terms of the cover from time to time in force.

12. You will be reimbursed for all expenses incurred by you in the proper performance of your duties in the usual way up to the Termination Date, subject to the production of such receipts or other documentary evidence of expenditure as the Company may reasonably require.

13. Save where we have agreed otherwise, you will return all company property and documents to the Company Secretary on or before close of business on 20 June 2003.

14. It is a condition of this agreement that you undertake to the Company for itself and on behalf of all those companies and persons referred to below to accept these terms in full and final settlement of all or any claims or rights of action of any kind whatsoever that you may have against the Company or any other Group Company or any director, officer, employee, shareholder or agent of any such company relating to your employment, directorship, office or the holding of any office or the termination of your employment or directorship including (without limitation) any action that might be commenced before Employment Tribunal or court of law in respect of:

(a)	any common law or statutory claims or claims under European Law;

(b)	any claims that you were unfairly dismissed under the Employment Rights Act 1996 (ERA) Part X, Chapter 1, Section 94;

(c)	any claims of unpaid wages and deductions from wages under ERA Part II, Section 13;

(d)	any claims under the Sex Discrimination Act 1975, Race Relations Act 1976 or the Disability Discrimination Act 1995 (together the Discrimination Acts) or any related EU legislation;

(e)	any claim in respect of the equality clause applied under Section 1 of the Equal Pay Act 1970; or

(f)	any claim under the Working Time Regulations.

15. The provisions of paragraph 14 shall not apply to any claim that you may have arising out of or in connection with:

(a)	any personal injury claim (and you confirm that you are not aware of any circumstances that might lead or have led to a personal injury claim); or

(b)	your accrued pension rights under the Senior Executive Section of the ICI Pension Fund or Section 4 of the Imperial Chemical Supplementary Pension Fund; or

(c)	the terms of this Agreement.

16. The claims or rights of action referred to in paragraph 14 above shall include any claim or right of action of which, at the time of entering into this compromise agreement, neither you nor the Company are aware and any claim or right of action of which you but not the Company are aware, including any claim or right of action arising from a subsequent retrospective change or clarification of the law. You acknowledge that you agree to the terms of paragraph 14 above notwithstanding that you acknowledge that you may be mistaken as to the facts and/or the law concerning any potential claim or right of action.

17. It is an express condition of this compromise agreement that:

(a)	you have received independent legal advice from Charles Wynn-Evans, a partner in the firm of Dechert, as to the terms and effect of this compromise agreement and in particular its effect on your ability to pursue your rights before an Employment Tribunal;

(b)	the conditions in Section 203 of the Employment Rights Act 1996 and the equivalent provisions of the Discrimination Acts, the Working Time Regulations and the Trade Union and Labour Relations (Consolidation) Act 1992 regulating compromise agreements are satisfied; and

(c)	the relevant independent adviser named at paragraph 17(a) above will provide to the Company a copy of this compromise agreement with Schedule 1 duly signed by him.

18. You agree that you will not at any time use for your own or another’s advantage or reveal to any person, firm, company or organisation and will use all reasonable endeavours to prevent the publication or disclosure of, any information that you know to be confidential concerning the business or affairs of any Group Company. The restrictions set out in this paragraph shall not apply to any disclosure required by law or to your professional advisers (provided that such disclosure is made on a strictly confidential basis) or so as to prevent you from using your own personal skill in any business in which you may be lawfully engaged in the future.

19. Save when obliged to do so for any legal purpose or to comply with any regulatory requirement it is agreed that you will not make any derogatory or disparaging comments about the Company or any Group Company, its or their officers, shareholders or employees and that the Company shall make reasonable endeavours to ensure that neither it nor any Group Company, nor any of its or their directors or other officers, shall make any such comments about you.

20. Except in so far as a deduction in respect of the same is made by the Company, you accept that you will be responsible for the payment of any income tax imposed by any competent taxation authority by reason of your receipt of or entitlement to the payments and benefits referred to in this agreement and you agree to indemnify the Company on a continuing basis against any income tax imposed by any competent taxation authority by reason of your receipt of or entitlement to any such payments of benefits provided that prior to the Company making any such payment to the Inland Revenue or requiring payment from you under this indemnity the Company shall afford to you a reasonable opportunity to challenge the relevant assessment and shall provide you with all cooperation and documentation as you may reasonably require in connection with such challenge.

21. The Company confirms that as of the date of this agreement none of its directors is aware of any claim the Company may have against you.

22. The Company undertakes as soon as reasonably practicable after receiving a request from any prospective employer or employment agency for a written reference about you to provide a fair and honest reference which is favourable as to your competence, character and integrity and to procure that any oral reference given or oral responses to queries about you are answered consistent with such reference. However, if any matter becomes known to the Company after the date of this letter which would have the effect of such a reference being or becoming materially inaccurate or misleading the Company will, but only having afforded you a reasonable opportunity to comment on any such matter, alter the reference so that it is in the Company’s reasonable opinion accurate in all material respects and not misleading.

23. Subject to production of a valid invoice addressed to you but marked payable by the Company, the Company will pay as soon as is reasonably practicable after receipt of such invoice up to a maximum of £6,000 plus VAT direct to Dechert towards the legal fees you have incurred in connection with the termination of your employment.

24. The Company will pay for you to receive outplacement services up to a maximum of £15,000 plus VAT and will pay such costs directly to the provider as soon as reasonably practicable after receipt by the Company of a relevant invoice.

25. For the avoidance of doubt the Company acknowledges and agrees that it will be responsible for the reasonable professional costs of the preparation of your tax returns for the tax years ending in April 2003 and April 2004.

26. The Contracts (Rights of Third Parties) Act 1999 applies to this termination agreement. Your obligations under this termination agreement may be enforced by the Company, any Group Company and any of their directors, members, officers and employees. This termination agreement may be rescinded or varied by agreement between you and the Company.

27. For the purposes of this letter Group Companies means Imperial Chemical Industries PLC, its subsidiary and associated undertakings (as defined respectively in Section 258 and paragraph 20(1) of Schedule 4A of the Companies Act 1985), together with any subsidiary or associated undertakings of any such undertakings and Group Company will be interpreted accordingly.

28. The terms of this termination agreement will be governed by the laws of England and Wales.

29. This termination agreement shall cease to be without prejudice and subject to contract when it has been signed and returned to the Company by you and your lawyers has signed and returned a copy of Schedule 1.

Please countersign the attached copy of this letter to signify your agreement with these arrangements.

Yours sincerely

/s/Alex Trotman

For and on behalf of
Imperial Chemical Industries PLC

On copy:

I confirm I agree to the arrangements set out in this letter to me from Imperial Chemical Industries PLC

/s/Paul J Drechsler

……………………………………….
Paul Drechsler

18 June 2003

……………………………………….
Date

SCHEDULE 1

CERTIFICATION FROM INDEPENDENT LAWYER

I, Charles Wynn-Evans, a partner in Dechert, am a qualified lawyer within the meaning of Section 203(4) of the Employment Rights Act 1996. I have advised Paul Drechsler on the terms and effect of the compromise agreement between him and his employer, Imperial Chemical Industries PLC dated 17 June 2003 and in particular its effect on his ability to pursue his rights before an Employment Tribunal. I confirm that at the time of giving that advice there was a contract of insurance, or an indemnity provided for members of a professional body, covering the risk of a claim by Paul Drechsler in respect of any loss which may arise in consequence of the advice (save for any uninsured excess or deductible).

Signed: /s/ Charles Wynn-Evans

Dated: 23/06/03

SCHEDULE 2

Certificate of Income

[Month]

To: Executive Vice-President Human Resources
Imperial Chemical Industries PLC
[Address]

[Date]

In accordance with paragraph 3 of the compromise agreement dated 17 June 2003, I hereby certify that the details set out below are true and compete details of the gross amount of any employment, consultancy or equivalent income, remuneration or benefits received by my, or promised to me or on my behalf in relation to [month].

Nature and amount/value of relevant income, remuneration or benefits	Name of the employer or recipient of my services

I hereby certify that the above details are true and complete details.

…………………………………

Paul Drechsler

…………………………………

Date

NSS

SCHEDULE 3

Life assurance/disability cover

The Company has effected the following insurance policies on your behalf as follows:

1.      Life assurance policy

A three year term assurance policy for a sum assured of £2,800,000. Arrangements will be made for this policy to be effected in your name with the Company making the premiums in respect of the first 12 months subject to and in accordance with paragraph 7 of this agreement.

2.      Disability policy

The Company has taken out a policy that is intended to provide an amount of income and payment of a lump sum depending upon the degree of disability suffered by you. In the event of a temporary disability a payment of £166,950 per year is payable under the policy for a maximum period of three years. If you suffer a permanent disability a further lump sum payment of £333,900 is payable at the end of the three year period referred to above under the policy. All payments will be made to the Company and the Company will pay the net amount of benefits received to you.

In addition, if you become disabled on or prior to 23 March 2004 in circumstances where, had you remained an active member of the ICI Pension Fund, you would have become entitled to an ill health retirement pension, the Company will arrange for additional payments to be made to you of the sum of £55,000 (less required deductions) per year for a maximum of three years and, in the event of a permanent disability, a further lump sum payment of £1,200,000 (less required deductions) at the end of the three year period. If, in these circumstances, your disability is attributable to a cardiovascular or mental health complaint such that the exclusion under the policy referred to in the preceding paragraph, the Company will, in recognition of the fact that insurance cover is not available, arrange for additional payments of the sum of £166,950 (less required deductions) per year for a maximum of three years in connection with a temporary disability and, if you suffer a permanent disability, arrange for a further lump sum payment of £333,900 (less required deductions) at the end of the three year period.

Any payments made to you in respect of disability benefits shall serve to reduce the payments due to you under paragraph 3(a) of the compromise agreement dated 17 June 2003.